

December 30, 2016

Robert M. Schmidt, Esq.
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, MA 02199

Re: FS Series Trust (the "Trust")
        File No. 811-23216

Dear Mr. Schmidt:

We have reviewed the registration statement for FS Series Trust filed on Form N-1A with the Securities and Exchange Commission ("SEC") on November 30, 2016 for the FS Multi-Strategy Alternatives Fund (the "Fund"), and have the comments below. A comment made in one location applies to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Cover Page

1. Provide tickers for Class A and Class I shares and also update the EDGAR series and class identifier information to reflect the tickers.

Prospectus

Fee Table

2. Provide a completed fee table. The Staff may have additional comments once the table is complete.

3. It appears that short sales are a principal strategy of the Fund. Confirm that short expenses (*i.e.*, dividends paid on stocks sold short) are included in the fee table.

4. Please confirm that Acquired Fund Fees and Expenses ("AFFE") greater than 0.01% will be included under Annual Fund Operating Expenses. If applicable, please add the footnote

required by Item 3, Instruction 3(f)(vi), which states that AFFE is based on estimated amounts for the current fiscal year.

Example

5. Please provide a completed Example.

Principal Investment Strategy

6. The item 4 principal investment strategies should provide a summary of the Fund's principal investment strategies. Form N-1A requires a fund to disclose its principal investment strategies, including the type or types of securities in which the fund principally invests or will invest. *See* Items 4(a) and 9(b) of Form N-1A. Whether a particular strategy, including a strategy to invest in a particular type of security, is a principal investment strategy depends on the strategy's anticipated importance in achieving the fund's investment objectives, and how the strategy affects the fund's potential risks and returns. *See* Instr. 2 to Item 9(b) of Form N-1A. In assessing what is a principal investment strategy, a fund should consider, among other things, the amount of the fund's assets expected to be committed to the strategy, the amount of the fund's assets expected to be placed at risk by the strategy, and the likelihood of the fund losing some or all of those assets from implementing the strategy.

The item 4 principal investment strategies currently describes 19 investment strategies and lists a myriad of asset types than can all be used without limitation. Please revise the disclosure to reflect only the strategies and types of investments in which the fund intends to invest. In addition, please revise this section for plain English and remove any redundant language and concepts.

7. On page 2, the disclosure states, "the Adviser may also manage a portion of the Fund's assets directly." Please disclose if there is a limit to the portion of the Fund's assets the Adviser can manage directly or a limit on how long the Adviser can manage such assets?

8. On page 3, the disclosure states the Fund and Adviser intend to request an exemptive order from the SEC. Please move this disclosure outside of the summary section (*e.g.*, in response to item 10 of Form N-1A) as it is does not describe a principal investment strategy.

9. On page 3, the disclosure states the Underlying Managers may implement other investment strategies than those assigned to them. Please explain how these investment strategies and their corresponding risks will be disclosed to investors.

10. On page 3, the disclosure describes Wilshire's due diligence process. Clarify what Wilshire is selecting and the process by which it selects Underlying Managers. Also, explain, in response to Item 10, the Adviser's oversight and involvement in selecting Underlying Managers and clarify how the selection is "the Adviser's ultimate responsibility" as Wilshire seems to have a significant role in the selection process.

11. On page 4, the disclosure discusses macroeconomic variables and lists macroeconomics as an example. Please revise. Please also rewrite the Global Macro description in plain English.

12. On page 4, the disclosure in the "Event Driven" section includes a litany of hypothetical events. This disclosure is not appropriate for a summary. Please include under Item 9.

13. On page 4, the disclosure defines Alternative Beta Providers and notes that they "may pursue a wide range of investment approaches, including strategies that seek to replicate key investment characteristics of the strategies described under "Principal Strategies-Underlying Managers". Please explain how Alternative Beta Providers are not Underlying Managers and also explain how their work is not duplicative.

14. Please consolidate the three risk premia strategies sections in the summary prospectus.

15. On page 7, please disclose the maturity, duration and quality requirements for any fixed income securities.

16. On page 7, the disclosure notes the Fund will invest in master limited partnerships. Relatedly, consider disclosing specific tax risks, if any, associated with master limited partnerships.

17. On page 8, disclose the specific types of derivatives the Fund will use and the purpose for which a particular derivative will be used.

18. Consider defining "Alternative Beta Strategies" earlier in the document. The term is used in the first paragraph of the Principal Investment Strategies section on page 8 but not defined until page 11.

   Principal Risks

19. Consider the level of investment the Fund will have in ETFs and if appropriate, include additional ETF risk disclosure.

20. The principal risk disclosure does not describe the risks associated with the fact that bank loans can take significantly longer than seven days to settle, specifically, that this can translate into a risk for investors that they are not paid in a timely manner or that the Fund may be forced to incur losses in order to pay redemption proceeds on time. The principal risk disclosure does not describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws. The disclosure also does not address how the Fund intends to meet short-term liquidity needs which may arise as a result of a lengthy settlement period.

   Please supplementally explain whether the Fund considers these principal risks. If not, please explain the basis for that determination. Otherwise, please revise the principal risks disclosure accordingly.

21. On page 9, the disclosure for "Conflicts of Interest Risk" includes a cross-reference to the Statement of Additional Information ("SAI"). Remove this cross-reference from the summary section. *See* IM Guidance Update 2014-08 (June 2014). Also, in the item 9 risk disclosure, direct the investor to the location in the SAI where an investor can find this information, because there is no clear heading in the SAI that relates to conflicts of interest.

22. On page 10, the disclosure lists "Exchange-Traded Product Risk." The Principal Investment Strategies section notes that the Fund will invest only in exchange-traded funds. If ETFs are the only ETP in which the Fund will invest, then tailor this risk. If the Fund invests in other exchange traded products, consider if disclosing those products specifically in the Principal Investment Strategies section.

23. On page 10, the disclosure list "Foreign Investment and Emerging Markets Risk" as a principal risk. If investing in emerging markets is a principal investment strategy, include it in the Principal Investment Strategies Section. and disclose how a country is determined to be in an emerging market.

24. On page 29, that the disclosure states the Fund may engage in transactions involving total return swaps ("TRS"). A TRS is a "senior security" for purposes of section 18 of the Investment Company Act of 1940 (the "ICA"). For section 18 purposes, when a fund engages in TRS, the fund will need to "set aside" an appropriate amount of liquid assets. *See* generally Investment Company Act Release No. 10666 (Apr. 18, 1979). *See also* additional guidance found at https://www.sec.gov/divisions/investment/seniorsecurities-bibliography.htm. In addition, please note that the Commission has issued a release proposing to update the regulation of fund use of derivatives for purposes of section 18 of the ICA. *See* Use of Derivatives by Registered Investment Companies and Business Development Companies, Investment Company Act Release No. 31933 (Dec. 11, 2015). Accordingly, please be aware that the Commission could issue a new rule and/or guidance relating to fund use of derivatives, such as TRS, and leverage, which could impact the manner in which the Fund operates.

Management

25. On page 16, the disclosure described the purpose of the primary adviser. Please move this description to item 10 as this disclosure is not permitted nor required by item 5 of Form N-1A. *See* General Instruction C.3.a of Form N-1A.

Additional Risks

26. On page 31, in the description of Foreign Investments and Emerging Markets Risk, please disclose if the Fund intends to invest more than 25% of its net assets in the sovereign debt of a single foreign country.

27. On page 46, consider renaming the section titled "Portfolio Turnover" to "Portfolio Turnover Risk" for consistency with your other headings.

Tax Information

28. Please disclose that distributions made to tax-advantaged accounts may be taxed upon withdrawal from the account.

Distribution Arrangements

29. On page 57, the prospectus states that "Class A shares may be offered without an initial sales charge through certain retirement platforms and through certain financial intermediary platforms." Please identify the class on investors entitled to the waiver or reduction in sales changes with specificity. *See* Rule 22d-1 under the Investment Company Act of 1940 and item 12(a)(2) of Form N-1A. *See also* IM Guidance Update 2016-06 (December 2016).
30. Include information responsive to item 12(a)(5) of Form N-1A.

Statement of Additional Information

Fundamental Policies

31. Clarify that fundamental investment restriction (1) related to restrictions on issuing senior securities or borrowing are not limited to the time of borrowing.

32. With respect to Fundamental Investment Restriction (2), please note that a fund and its adviser may not ignore the concentration of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the fund will consider the concentration of its underlying investment companies when determining the fund's compliance with its concentration policies.

Sub-Advisory Fees

33. Disclose the compensation of each investment adviser, including sub-advisers. The sub-adviser compensation must be disclosed regardless of whether the sub-adviser is paid by the fund or the primary Adviser.

34. Disclose the method of calculating the advisory fee including the percentage of the fee and its basis (*e.g.*, total assets, managed assets, net) and the amount of any breakpoint discounts. Please also confirm that when available, the amount of any offset and credits paid for any of the last three fiscal years (*e.g.*, waivers or expense reimbursements) will be disclosed in the SAI.

Cayman Subsidiary

35. Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.

36. Confirm in correspondence that: (1) the Subsidiary's management fee (including any performance fee) will be included in "Management Fees" and the Subsidiary's expenses will be included in "Other Expenses" in the fund's prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the staff of the Subsidiary's books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

37. Confirm bracketed information on page 4 relating to the Subsidiary. Additionally, since the Fund has not received a private letter ruling from the IRS, please explain the Fund's basis for determining that undistributed income is qualifying income.

38. Clarify that the Fund will look through the subsidiary for the purposes of compliance with all of the Fund's section 8 fundamental policies.

39. On page 63, identify the Custodian of the Subsidiary.

40. Since the investment advisory agreement between the Subsidiary and FS is a material contract, please include it as an exhibit to the registration statement.

Purchases

41. On page 68, a partial fee table presentation is shown that purports to show all of the fees and expenses to be incurred by investors either directly or indirectly. Revise this presentation for completeness.

Trustee Qualifications

42. Provide Item 17 Trustee Qualifications information.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us of the status of your no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-7691.

Sincerely,

/s/ Sumeera Younis

Sumeera Younis
Senior Counsel
Disclosure Review Office